UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Acquisition 2 February 2009
Exhibit No. 2	Full Early Redemption 5 February 2009
Exhibit No. 3	Blocklisting Interim Review 5 February 2009
Exhibit No. 4	Blocklisting Interim Review 5 February 2009
Exhibit No. 5	Blocklisting Interim Review 5 February 2009
Exhibit No. 6	Blocklisting Interim Review 5 February 2009
Exhibit No. 7	Blocklisting Interim Review 5 February 2009
Exhibit No. 8	Blocklisting Interim Review 5 February 2009
Exhibit No. 9	Blocklisting Interim Review 5 February 2009
Exhibit No. 10	Blocklisting Interim Review 5 February 2009
Exhibit No. 11	Publication of Prospectus 10 February 2009
Exhibit No. 12	Publication of Information Memorandum 10 February 2009
Exhibit No. 13	FRN Variable Rate Fix 11 February 2009
Exhibit No. 14	Doc re. Prospectus Supplement 12 February 2009
Exhibit No. 15	Holding(s) in Company 12 February 2009
Exhibit No. 16	Publication of Final Terms 12 February 2009
Exhibit No. 17	Publication of Final Terms 12 February 2009
Exhibit No. 18	FRN Variable Rate Fix 16 February 2009
Exhibit No. 19	FRN Variable Rate Fix 16 February 2009
Exhibit No. 20	FRN Variable Rate Fix 16 February 2009
Exhibit No. 21	FRN Variable Rate Fix 16 February 2009
Exhibit No. 22	FRN Variable Rate Fix 16 February 2009
Exhibit No. 23	FRN Variable Rate Fix 17 February 2009
Exhibit No. 24	FRN Variable Rate Fix 17 February 2009
Exhibit No. 25	Publication of Final Terms 17 February 2009
Exhibit No. 26	Publication of Final Terms 17 February 2009
Exhibit No. 27	FRN Variable Rate Fix 19 February 2009
Exhibit No. 28	FRN Variable Rate Fix 23 February 2009
Exhibit No. 29	Publication of Information Memorandum 23 February 2009
Exhibit No. 30	Partial Early Repurchase 24 February 2009
Exhibit No. 31	Partial Early Repurchase 24 February 2009
Exhibit No. 32	Holding(s) in Company 24 February 2009
Exhibit No. 33	FRN Variable Rate Fix 25 February 2009
Exhibit No. 34	FRN Variable Rate Fix 25 February 2009
Exhibit No. 35	Publication of Final Terms 25 February 2009
Exhibit No. 36	FRN Variable Rate Fix 26 February 2009
Exhibit No. 37	Settlement & cancellation of Notes 27 February 2009
Exhibit No. 38	Full Early Redemption 27 February 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 02, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: March 02, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

2 February 2009

BARCLAYS PLC

Barclays completes acquisition of Akita

Barclays PLC ("Barclays") has completed the acquisition of PT Bank Akita ("Akita"), which was announced initially on 17 September 2008, following the approval of the Central Bank of Indonesia. As at 31 December 2008, Akita had total assets of £53.7 million.

- ENDS -

For further information please contact:

Investor Relations                                     Media Relations
Mark Merson                                           Phillippa-Jane Vermoter
+44 (0) 20 7116 6132                              +44 (0) 20 7116 7226

John McIvor                                             Rob McIvor
+44 (0) 20 7116 2929                              +44 (0) 20 7116 8995

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the USA, Africa and Asia.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 150,000 people.

Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

About Akita

PT Bank Akita, established in 1990 and based in Jakarta, holds a general banking license and focuses mainly on the small and medium-sized business banking segments, offering transaction banking, lending and money transfer services. In addition to their head office premises in Jakarta, Akita has 4 branches (1 in Bandung, 1 in Surabaya and 2 in Jakarta), 4 sub-branches (3 in Jakarta and 1 in Surabaya) and 2 cash offices (both in Jakarta). Akita employs approximately 270 staff members.

In September 2008, Barclays announced that it had entered into an agreement to acquire 99% of PT Bank Akita.

Forward Looking Statements

Certain statements in this Announcement are forward-looking statements which are based on Barclays expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, Barclays undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit No. 2

Please be advised the following issue will be redeemed at par due to a EARLY REDEMPTION on 9 Feb 09.

•	Barclays Series 10102 EUR 5,000,000 Due 15 August 2017 - XS0313988866

The outstanding balance will therefore be Zero
Please amend your records accordingly.

Exhibit No. 3

BLOCK LISTING SIX MONTHLY RETURN

Date:
 5 February 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Barclays Bank PLC £4,050,000,000 9.75 per cent. Mandatorily Convertible Notes due 30 September 2009 convertible into fully paid ordinary shares of Barclays PLC, Issue Price 100 per cent.
Period of return:	From:	01.07.08	To:	31.12.08
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		2,642,292,334 Ordinary Shares of 0.25p each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		32,620
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,642,259,714

Name of contact:	Charlotte Evans
Telephone number of contact:	0207 116 8104

Exhibit No. 4

BLOCK LISTING SIX MONTHLY RETURN

Date:
 5 February 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Warrants to subscribe for ordinary shares
Period of return:	From:	01.07.08	To:	31.12.08
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,516,875,236 Ordinary Shares of 0.25p each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,516,875,236

Name of contact:	Charlotte Evans
Telephone number of contact:	0207 116 8104

Exhibit No. 5

BLOCK LISTING SIX MONTHLY RETURN

Date:
 5 February 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Barclays Group Share Incentive Plan
Period of return:	From:	01.07.08	To:	31.12.08
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		15,000,000 Ordinary Shares of 0.25p each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,350,660
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,649,340

Name of contact:	Charlotte Evans
Telephone number of contact:	0207 116 8104

Exhibit No. 6

BLOCK LISTING SIX MONTHLY RETURN

Date:
 5 February 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Renewed 1981 & 1991 SAYE Share Option Scheme
Period of return:	From:	01.07.08	To:	31.12.08
Balance of unallotted securities under scheme(s) from previous return:		6,609,527 Ordinary Shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		13,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		19,381
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		19,590,146

Name of contact:	Charlotte Evans
Telephone number of contact:	0207 116 8104

Exhibit No. 7

BLOCK LISTING SIX MONTHLY RETURN

Date:
 5 February 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Woolwich SAYE Share Option Scheme
Period of return:	From:	01.07.08	To:	31.12.08
Balance of unallotted securities under scheme(s) from previous return:		808,581 Ordinary Shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		808,581

Name of contact:	Charlotte Evans
Telephone number of contact:	0207 116 8104

Exhibit No. 8

BLOCK LISTING SIX MONTHLY RETURN

Date:
 5 February 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Woolwich Executive Share Option Plan (ESOP)
Period of return:	From:	01.07.08	To:	31.12.08
Balance of unallotted securities under scheme(s) from previous return:		298,300 Ordinary Shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		298,300

Name of contact:	Charlotte Evans
Telephone number of contact:	0207 116 8104

Exhibit No. 9
BLOCK LISTING SIX MONTHLY RETURN

Date:
 5 February 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Renewed 1986 Executive Share Option Scheme
Period of return:	From:	01.07.08	To:	31.12.08
Balance of unallotted securities under scheme(s) from previous return:		980,192 Ordinary Shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		980,192

Name of contact:	Charlotte Evans
Telephone number of contact:	0207 116 8104

Exhibit No. 10

BLOCK LISTING SIX MONTHLY RETURN

Date:
 5 February 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Barclays Incentive Share Option Plan
Period of return:	From:	01.07.08	To:	31.12.08
Balance of unallotted securities under scheme(s) from previous return:		3,567,549 Ordinary Shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		85,927
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,481,622

Name of contact:	Charlotte Evans
Telephone number of contact:	0207 116 8104

Exhibit No. 11

Publication of Prospectus

The following
base
prospectus
supplement
has been approved by the UK Listing Authority and is available for viewing:

Base
Prospectus
Supplement
dated
10

February
 2009 for
the
Barclays PLC and
Barclays Bank PLC £
6
0,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/1116N_1-2009-2-10.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the
 Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any
 Notes
issued or to be issued pursuant to the Prospectus
have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such
 Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 12

Publication of
Information Memorandum

The following
information memorandum

supplement
is available for viewing:

Information Memorandum
 Supplement

dated
10 February 2009 fo
r the
Barclays PLC and
Barclays Bank PLC £60,000
,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1121N_1-2009-2-10.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Information Memorandum
 may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Information Memorandum
) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Information Memorandum
 is not addressed. Prior to relying on the information contained in the

Information Memorandum

you must ascertain from the
Information Memorandum
 whether or not you are part of the intended addressees of the information contained therein.

Any
 Notes
issued or to be issued pursuant to the
Information Memorandum

have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such
 Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 13

As Agent Bank, please be advised of the following rate determined on: 30/01/09
Issue	¦ Barclays Bank PLC - Series 183 - GBP 333,000,000 FRN due 30 Jan 2012

ISIN Number	¦ XS0411706897
ISIN Reference	¦ 41170689
Issue Nomin GBP	¦ 333,000,000
Period	¦ 30/01/09 to 30/04/09		Payment Date 30/04/09
Number of Days	¦ 90
Rate	¦ 2.54563
Denomination GBP	¦ 50,000	¦ 333,000,000	¦

Amount Payable per Denomination	¦ 313.84	¦ 2,090,206.33	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 14

Barclays
Bank
PLC
12 Feb
ruary 2009

Publication of Prospectus Supplement
The Financial Services Authority ("
FSA
")
has
approved the prospectus supplement dated 10 February 2009 (the "
Prospectus Supplement
") supplementing and amending the prospectus dated 5 November 2008 (the "
Prospectus
")
 produced
 in connection with the issue of
520,157,401 Notes Linked to Guaranteed Contingent Value Rights
 Instruments
 (the "
Nuclear Power
Notes
") by Barclays Bank PLC
 (the "
Issuer
")
.

Pursuant to Article 18 of Directive
2003/71/EC (the "
Prospectus Directive
") the FSA
has
provided a certificate of approval
on 11 February 2009
in respect of the Prospectus Supplement to the competent authorities in
Ireland
 and in Liech
tenstein
.

C
opies of
the
Prospectus Supplement and the Prospectus
are
 available for inspection during usual business hours on any weekday
(Saturdays, Sundays and public holidays excepted) at the registered office of the Issuer at
1 Churchill Place
,
London

E14 5HP

and from the
specified office of
Computershare Investor Services PLC (
the
"
Notes Paying Agent
"
)
 a
t The
Pavilions,
Bridgwater Road
,
Bristol

BS99 6ZY
.
For further information, please contact

Sven Pongs
+44(0)20 7773 8990

Florin
Coseraru
+44(0)20 3134 1194

This announcement is not a prospectus.
The
Prospectus
Supplement
 is
supplemental
 to and must be read in conjunction with the
Prospectus
 relating to the
issue and the
admission to
 trading of
the
Nuclear Power
Notes
 published on
5
 November 2008. Copies of the
Prospectus Supplement and of the
P
rospectus are available
free of charge during normal business hours
from the
registered office of the
Issuer
 and from the specified office of the Note
s
 Paying Agent as further set out in the Prospectus
.
This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or transferred in the
United States

or to or for the account or benefit of a U.S. Person
absent registration or an applicable exemption from registration requirements.
The Issuer is acting for Lake Acquisitions Limited and no one else in connection with the
Nuclear Power
Notes and will not be responsible to anyone for providing the regulatory protections afforded to clients of the Issuer other than Lake Acquisitions Limited or for providing advice in relation to the
Nuclear Power
Notes or any other advice.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this announcement should seek appropriate advice before taking any action.
Neither the content of the Issuer's
 website nor any website accessible by hyperlinks on
the Issuer's
 website is incorporated in, or forms part of, this announcement.

Exhibit No. 15

BARCLAYS PLC

Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Barclays PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification
obligation:

AXA
S.A.

4. Full name of shareholders(s) (if different from 3.):

N/a

5. Date of the transaction and date on which the threshold is crossed or reached:

10 February 2009

6. Date on which the issuer notified:

11 February 2009

7. Thresholds(s) that is/are crossed or reached:

Reached 5%

8. Notified Details:

8. A: Voting rights attached to shares

Class/type of shares

Ord GBP 25p
 (ISIN CODE: GB00
31348658)

Situation previous to the Triggering transaction

Number of shares      Number of Voting Rights
509,211,922

509,211,922

Resulting situation after the triggering transaction:

Number of shares            Number of Voting Rights       % of voting rights

Direct
Indirect

Direct

Ind
irect
78,677,491

381,517,692

 0.94
%
      4.56%

8B: Financial Instruments

Type of financial
    Expiration date

    Number of
       % of
instrument

                              voting rights
        voting rights

N/a

                 N/a

                N/a

             N/a

TOTAL (A+B)

Number of voting rights           % of voting rights
460,195,183

5.50
%

9.Chain of controlled undertakings through which the voting
rights and/or the financial instruments are effectively held, if applicable:

Name of the Company / Fund	Number of Shares	% of issued share capital
Alliance Capital Management	6,653,200.00	0.07945

Direct
AXA	17,768,992.00	0.21218

Direct
AXA Australia	649,387.00	0.00775

Indirect
AXA Colonia Konzern	2,621,667.00	0.03131

Direct
AXA Colonia Konzern	77,828.00	0.000929352

Indirect
AXA Financial, Inc	360,672,033.00	4.31

Indirect
AXA Framlington	803,236.00	0.009591525

Indirect
AXA France	1,965,877.00	0.023474743

Indirect
AXA IM UK	40,031,796.00	0.478023868

Direct
AXA IM UK	3,455,515.00	0.041262666

Indirect
AXA Rosenberg	13,893,816.00	0.165907512

Indirect
AXA Winterthur	11,601,836.00	0.138538739

Direct

Total Direct	78,677,491	0.93950
Total Indirect	381,517,692	4.55574
TOTAL	460,195,183	5.49524

Proxy Voting:

10.Name of proxy holder:

Not disclosed

11.Number of voting rights proxy holder will cease to hold:

Not disclosed

12.Date on which proxy holder will cease to hold voting rights:

Not disclosed

13.Additional information:

Notification using shares in issue figure of
8,374,434,560

Contact name for enquiries:

Lawrence

Dickinson
Company Secretary
020
 7
116 8099
12 February 2009

Exhibit No. 16

Publication of Final Terms

The following final terms
 has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to
Barclays Bank PLC
's issue of
GBP706,500,000 Floating R
ate
Guaranteed
 Notes due
February 2012
 under the
Barclays PLC and
Barclays Bank PLC £
6
0,000,000,000
 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2539N_1-2009-2-12.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14
5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 17

Publication of Final Terms

The following final terms
 has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to
Barclays Bank PLC
's issue of
USD60,000,000 Floating
Rate Guaranteed
 Notes due
February 2012
 under the
Barclays PLC and
Barclays Bank PLC £
6
0,000,000,000
 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/2528N_1-2009-2-12.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14
5HP

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 18

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Jun-2011
ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Feb-2009 TO 16-Mar-2009 HAS BEEN FIXED AT 1.876880 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Mar-2009 WILL AMOUNT TO:
GBP 71.99 PER GBP 50000 DENOMINATION

Exhibit No. 19

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Dec-2011
ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Feb-2009 TO 16-Mar-2009 HAS BEEN FIXED AT 1.926880 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Mar-2009 WILL AMOUNT TO:
GBP 73.91 PER GBP 50000 DENOMINATION

Exhibit No. 20

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Feb-2009 TO 16-Mar-2009 HAS BEEN FIXED AT 1.976880 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Mar-2009 WILL AMOUNT TO:
GBP 75.83 PER GBP 50000 DENOMINATION

Exhibit No. 21

Re:	BARCLAYS BANK PLC.
GBP 1600000000
MATURING: 16-Nov-2018
ISIN: XS0398796895

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Feb-2009 TO 16-Mar-2009 HAS BEEN FIXED AT 1.976880 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Mar-2009 WILL AMOUNT TO:
GBP 75.83 PER GBP 50000 DENOMINATION

Exhibit No. 22

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Feb-2009 TO 16-Mar-2009 HAS BEEN FIXED AT 1.976880 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Mar-2009 WILL AMOUNT TO:
GBP 75.83 PER GBP 50000 DENOMINATION

Exhibit No. 23

As Agent Bank, please be advised of the following rate determined on: 17-Feb-2009
Issue	¦ Barclays Bank Plc EUR 50,000,000 notes due 19th February 2029 Series 53

ISIN Number	¦ XS0093415288
ISIN Reference	¦
Issue Nomin EUR	¦ 50,000,000.00
Period	¦ 19-Feb-2009 to 19-Feb-2010			Payment Date 19-Feb-2010
Number of Days	¦ 365
Rate	¦ 3.68300
Denomination EUR	¦ 10,000.00	¦		¦

Amount Payable per Denomination	¦ 368.30	¦		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 24

As Agent Bank, please be advised of the following rate determined on: 17/02/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/02/09 to 19/03/09			Payment Date 19/03/09
Number of Days	¦ 28
Rate	¦ 1.41625
Denomination USD	¦ 100,000	¦ 2,000,000,000		¦

Amount Payable per Denomination	¦ 110.15	¦ 2,203,055.56		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 25

Publication of Final Terms

The following final terms
 has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to
Barclays Bank PLC
's issue of USD 500,000,000
1.38 per cent. Fixed R
ate Guaranteed
 Notes due 2010
 under the
Barclays PLC and
Barclays Bank PLC £
6
0,000,000,000
 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4710N_1-2009-2-17.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14
5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Final Terms
 may be addressed to and/or targeted at persons
who are residents of particular countries (specified in the
Information Memorandum

dated
20

October
 200
8
for the
Barclays PLC and
Barclays Bank PLC £
6
0,000,000,000 Debt Issuance Programme
) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the

Final Terms

you must ascertain from the
Information Memorandum
 whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 26

Publication of Final Terms

The following final terms
 has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to
Barclays Bank PLC
's issue of
GBP

250,0
00,000
F
loating

Rate Guaranteed
 Notes due February 2012
under the
Barclays PLC and
Barclays Bank PLC £
6
0,000,000,000
 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4712N_1-2009-2-17.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14
5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Final Terms
 may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Information Memorandum

dated
20

October
 2008
for the
Barclays PLC and
Barclays Bank PLC £
6
0,000,000,000 Debt Issuance Programme
) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the

Final Terms

you must ascertain from the
Information Memorandum
 whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 27

As Agent Bank, please be advised of the following rate determined on: 19/02/09
Issue	¦ Barclays Bank PLC - Series 170 - EUR 1,500,000,000 FRN due 22 Nov 2011

ISIN Number	¦ XS0400716444
ISIN Reference	¦ 40071644
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 23/02/09 to 21/05/09		Payment Date 21/05/09
Number of Days	¦ 87
Rate	¦ 2.138
Denomination EUR	¦ 50,000	¦ 1,500,000,000	¦

Amount Payable per Denomination	¦ 258.34	¦ 7,750,250.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 28

As Agent Bank, please be advised of the following rate determined on: 23-Feb-2009
Issue	¦ Barclays Bank Plc Series 151 USD 1,500,000,000 Callable Floating Rate Subordinated Notes due 2015

ISIN Number	¦ XS0213053910
ISIN Reference	¦
Issue Nomin USD	¦ 1,500,000,000.00
Period	¦ 25-Feb-2009 to 26-May-2009		Payment Date 26-May-2009
Number of Days	¦ 90
Rate	¦ 1.44875
Denomination USD	¦ 1,000.00	¦ 10,000.00	¦ 100,000.00

Amount Payable per Denomination	¦ 3.62	¦ 36.22

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 29

Publication of
Information Memorandum

The following
information memorandum

supplement
is available for viewing:

Information Memorandum
 Supplement

dated
23

February
 200
9

for the
Barclays PLC and
Barclays Bank PLC £
6
0,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7379N_1-2009-2-23.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Information Memorandum
 may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Information Memorandum
) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Information Memorandum
 is not addressed. Prior to relying on the information contained in the

Information Memorandum

you must ascertain from the
Information Memorandum
 whether or not you are part of the intended addressees of the information contained therein.

Any
 Notes
issued or to be issued pursuant to the
Information Memorandum

have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such
 Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 30

Please be advised the following issue has been repurchased for MXN 239,550,000 on 23/02/09

Barclays - 8265 - XS0287796824 - 25 Feb 2009 - O/S NOM 340,000,000

The outstanding balance will therefore be MXN 100,450,000

Please amend your records accordingly.

Exhibit No. 31

Please be advised the following issue has been repurchased for EUR 1,326,000 on 24/02/09

Barclays - 12079 - XS0350107263 - 02 Mar 2009 - O/S NOM 3,000,000

The outstanding balance will therefore be EUR 1,674,000

Please amend your records accordingly.

Exhibit No. 32

BARCLAYS PLC

Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Barclays PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification
obligation:

LLOYDS BANKING GROUP PLC

4. Full name of shareholders(s) (if different from 3.):

N/a

5. Date of the transaction and date on which the threshold is crossed or reached:

23
 February 2009

6. Date on which the issuer notified:

23
 February 2009

7. Thresholds(s) that is/are crossed or reached:

BELOW 3% THRESHOLD

8. Notified Details:

8. A: Voting rights attached to shares

Class/type of shares

Ord GBP 25p
 (ISIN CODE: GB00
31348658)

Situation previous to the Triggering transaction

Number of shares           Number of Voting Rights
329,648,746

329,648,746

Resulting situation after the triggering transaction:

Number of shares                      Number of Voting Rights                % of voting rights

Direct
Ind
irect
Direct

Ind
irect
N/A

  N/A

                     N/A

    N/A

8B: Financial Instruments

Type of financial
          Expiration date

    Number of
      % of
instrument

                                     voting rights
    voting rights

N/A

N/A

               N/A

              N/A

TOTAL (A+B)

Number of voting rights              % of voting rights
N/A

                                    LESS THAN 3%

9.Chain of controlled undertakings through which the voting
rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10.Name of proxy holder:

N/A

11.Number of voting rights proxy holder will cease to hold:

N/A

12.Date on which proxy holder will cease to hold voting rights:

N/A

13.Additional information:

Notification using shares in issue figure of
8,374,434,560

Contact name for enquiries:

Lawrence

Dickinson
Company Secretary
020
 7
116 8099
24
 February 2009

Exhibit No. 33

As Agent Bank, please be advised of the following rate determined on: 25-Feb-2009
Issue	¦ Barclays Bank PLC USD 750,000,000 Undated Floating Rate Primary Capital Notes Series 2

ISIN Number	¦ GB0000777705
ISIN Reference	¦
Issue Nomin USD	¦ 482,770,000.00
Period	¦ 27-Feb-2009 to 27-Aug-2009			Payment Date 27-Aug-2009
Number of Days	¦ 181
Rate	¦ 1.87500
Denomination USD	¦ 10,000.00	¦ 100,000.00		¦

Amount Payable per Denomination	¦ 94.27	¦ 942.70		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 34

As Agent Bank, please be advised of the following rate determined on: 25-Feb-2009
Issue	¦ Barclays Bank PLC EUR 1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017 Series 160

ISIN Number	¦ XS0301811070
ISIN Reference	¦
Issue Nomin EUR	¦ 1,500,000,000.00
Period	¦ 27-Feb-2009 to 29-May-2009			Payment Date 29-May-2009
Number of Days	¦ 91
Rate	¦ 2.04800
Denomination EUR	¦ 50,000.00	¦		¦

Amount Payable per Denomination	¦ 258.84	¦		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 35

Publication of Final Terms

The following final terms
 has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to
Barclays Bank PLC
's issue of
£3,000,000,000

2.875 per cent. Fixed R
ate Guaranteed
 Notes due 2011
 under the
Barclays PLC and
Barclays Bank PLC £
6
0,000,000,000
 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8770N_1-2009-2-25.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14
5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Final Terms
 may be addressed to and/or targeted at persons  who are residents of particular countries (specified in the
Information Memorandum

dated
20
October
 200
8

for the
Barclays PLC and
Barclays Bank PLC £
6
0,000,000,000 Debt Issuance Programme
) only  and is not intended for use and should not be relied upon by any person outside these countries. Prior to  relying on the information contained in the

Final Terms

you must ascertain from the
Information Memorandum
 whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 36

As Agent Bank, please be advised of the following rate determined on: 26-Feb-2009
Issue	¦ Barclays Bank PLC Series 112 EUR 50,000,000 Subordinated Floating Rate Notes Due March, 2022

ISIN Number	¦ XS0144176996
ISIN Reference	¦
Issue Nomin EUR	¦ 50,000,000.00
Period	¦ 02-Mar-2009 to 01-Sep-2009		Payment Date 01-Sep-2009
Number of Days	¦ 183
Rate	¦ 2.34200
Denomination EUR	¦ 100,000.00	¦	¦

Amount Payable per Denomination	¦ 1,190.52	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 37

Barclays Bank PLC
27  February 2009

Settlement and cancellation of

Notes Linked to Guaranteed Contingent Value Rights Instruments (the "Nuclear Power Notes")

On 5 January 2009, Lake Acquisitions Limited (
"Lake Acquisitions"
) announced that its recommended Offers to acquire the entire issued, and to be issued, share capital of British Energy Group plc (
"British Energy"
) other than the Special Share and the British Energy Ordinary Shares already held by Lake Acquisitions had become unconditional in all respects.

On 12 January 2009,
Lake

Acquisitions
 announced that it had posted compulsory acquisition notices (the
 "First Compulsory Acquisition Notices"
) pursuant to section 979 of the Companies Act 2006 to British Energy Shareholders who had not yet validly accepted the Ordinary Offer at that date. The First Compulsory Acquisition Notices set out
Lake

Acquisitions
' intention to apply the provisions of section 979 of the Companies Act 2006 to acquire compulsorily all outstanding British Energy Ordinary Shares on the same terms, including the same choice of consideration, as originally available under the Ordinary Offer.

On 24 February 2009, those shares the subject of the First Compulsory Acquisition Notices were compulsorily acquired by Lake Acquisitions Limited, being the Second CVR Calculation Date for the purposes of the Prospectus (and Offer Document).

Accordingly, those Eligible British Energy Ordinary Shareholders who validly elected for the Additional CVR Election Facility under the Ordinary Offer or who elected for the equivalent of the Basic CVR Alternative (the
"Basic CVR Alternative Equivalent Consideration"
as defined in the First C ompulsory Acquisition Notices ) and/or the Additional CVR Election Facility (the
"Additional CVR Election Facility Equivalent Consideration"
as defined in the First Compulsory Acquisition Notices) have had  the appropriate number of Nuclear Power Notes allocated to them on 27 February 2009, being the Second CVR Settlement Date for the purposes of the Prospectus (and Offer Document)
.
On 6 February 2009,
Lake

Acquisitions
 posted compulsory acquisition notices (the
"Second Compulsory Acquisition Notices"
) pursuant to section 979 of the Companies Act 2006 to former British Energy warrantholders who exercised their subscription rights between 12 January 2009 and 5 February 2009 and who had not tendered a valid acceptance of the Cash Offer by close of business on 5 February 2009. The Second Compulsory Acquisition Notices set out
Lake

Acquisitions
' intention to apply the provisions of section 979 of the Companies Act 2006 to acquire compulsorily all outstanding British Energy Ordinary Shares on the same terms, including the same choice of consideration, as originally available under the Ordinary Offer.

Those shares the subject of the Second Compulsory Acquisition Notices are expected to be acquired by Lake Acquisitions on 23 March 2009 and the appropriate consideration (including any Nuclear Power Notes elected for under the Basic CVR Alternative Equivalent Consideration or the Additional CVR Election Equivalent Consideration as defined in the Second Compulsory Acquisition Notices) will be transferred to them following that acquisition, as further described in the Second Compulsory Acquisition Notices. Accordingly, any surplus Nuclear Power Notes not required to satisfy elections under the Offers or under any Compulsory Acquisition Procedure will be cancelled as soon as reasonably practicable thereafter.

For further information, please contact

Sven Pongs                      +44(0)20 7773 8990
Florin
 Coseraru                +44(0)20 3134 1194

Unless otherwise defined in this announcement, capitalised words and phrases used herein have the same meanings given to them in the prospectus relating to the issue and the admission to trading of the Nuclear Power Notes published on 5 November 2008 (
the
"Prospectus
"
).

This announcement is not a prospectus. Copies of the Prospectus and the prospectus supplement published on 10 February 2009 in respect of the Prospectus are available free of charge during normal business hours from the registered office of the Issuer and from the specified office of the Notes Paying Agent as further set out in the Prospectus
.
This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or transferred in the
United States
 or to or for the account or benefit of a U.S. Person absent registration or an applicable exemption from registration requirements.

The Issuer is acting for
Lake

Acquisitions
 and no one else in connection with the Nuclear Power Notes and will not be responsible to anyone for providing the regulatory protections afforded to clients of the Issuer other than Lake Acquisitions Limited or for providing advice in relation to the Nuclear Power Notes or any other advice.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this announcement should seek appropriate advice before taking any action.

Neither the content of the Issuer's website nor any website accessible by hyperlinks on the Issuer's  website is incorporated in, or forms part of, this announcement.

Exhibit No. 38

Please be advised the following issue will be called at par on 03 Mar 09

Barclays Bank Plc. - Series 3334 - ISIN XS0213211849 - Maturity Date 03

Mar 2015 - O/S Nominal USD 10,000,000

The outstanding balance will therefore be zero.

Please amend your records accordingly.